Sold: Oehlen

Masterworks 032



We're pleased to report that we have sold Albert Oehlen's "Doppelbild" for $2,700,000, resulting in a **33.8% IRR** (net of all costs and fees) to investors in our initial offering.

Secondary Market transactions for this offering are currently suspended and distribution of sale proceeds will commence shortly. We will distribute the funds via the Masterworks wallet (U.S. investors), and will be in contact with shareholders to provide distribution instructions.

$1,887,000	$2,700,000
Initial Offering	**Masterworks Sale**

+33.8%*

IRR (net of all costs and fees)

SEE CURRENT OFFERINGS

* Assumes an investment in the initial offering was made before 3/26/2021, the final closing date of the initial offering and proceeds of the sale will be distributed by 3/15/22. Certain costs of the sale have been estimated and the final annualized return may differ slightly from this rate.

Past price appreciation is not indicative of future results. These return figures are solely for this Masterworks Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Masterworks.

Masterworks is "testing the waters" under Regulation A under the securities act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. No money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.io/disclaimer.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Masterworks.io, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281